

November 9, 2011

Via E-mail
Thomas Kreig
Senior Vice President of Finance
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, CA 90245

> **Re: Ironclad Performance Wear Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 10, 2011**
> **File No. 0-51365**

Dear Mr. Kreig:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Credit Facilities, page 22

1. We note your credit facility allows borrowings based on thresholds of accounts receivable and inventory as set forth in the agreement which could be negatively impacted by a decrease in demand for your products. In future filings, please disclose the current availability under your credit facility. Also, we note you received a waiver from FCC, LLC subsequent to year end regarding capital expenditures. Please discuss the

financial covenants, the extent of headroom in the financial covenants of your credit facility, and the likelihood of your compliance with them for the foreseeable future. Please refer to Financial Reporting Codification 203.

Item 8. Financial Statements and Supplementary Data, page 23

Note 2. Accounting Policies, page 29

Accounts Receivable, page 29

2. Please tell us and expand your disclosure to address your accounting policy for accounts receivable assigned without recourse. If any of the accounts receivable under the factoring arrangement meet the sale criteria of FASB ASC 860-10-40 for derecognition and are therefore accounted for by the factor as sales, please expand your disclosure accordingly. See FASB ASC 860-20-50. Further, please provide a table showing the composition of accounts receivable at each balance sheet date including receivables assigned to factor, advances to (from) factor, and amounts due from factor. If accounts receivable net of the allowance for doubtful accounts represents receivables factored with recourse, please clarify that fact.

3. Please explain to us your cash flow presentation for advances and repayments from your factor, as well as the cash flows associated with "Due from factor" supporting your classification as an operating or financing cash flow.

Product Returns, Allowances and Adjustments, page 31

4. Please clarify and illustrate for us how you apply your accounting policies with respect to your allowance estimate including the nature of the accounting adjustments made. We note you use actual historical return rates to estimate your returns; however, your tabular presentation indicates that your accrual is the same amount as payments recorded for warranty and saleable product returns. Further, the change in your allowance from period to period appears to equal your accounting adjustments made to the allowance.

Supplier Concentrations, page 32

5. We note a significant portion of your total purchases are from suppliers located overseas and a portion of your revenues are derived from international sales. Please tell us what consideration was given to disclosing the aggregate transaction gain or loss included in determining net income for the period. Please refer to FASB ASC 830-20-50. Further, please expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to provide insight into the economic impact, if any, resulting from currency exchange fluctuations with respect to your purchases, selling prices, sales volume and cost of goods sold.

Note 7. Bank Lines of Credit, page 36

6. Please refer to the last paragraph. You state $776,943 is due from the factor; however, your balance sheet shows $1,968,764 due as of December 31, 2010. Please explain the difference and revise as appropriate.

Note 9. Income Taxes, page 39

7. Please revise to reconcile your disclosure here where you state you believe it is more likely than not that you will realize all of the benefits of your deductible differences with your disclosure on page 33 where you state you have provided a valuation allowance in full on your net deferred tax assets in light of the uncertainty regarding ultimate realization. Further, please explain how your election to provide a full valuation allowance against your deferred tax asset despite your belief in realizing all the benefit complies with FASB ASC 740-10-30. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

8. Please revise to provide the components of your net deferred tax liability or asset recognized in your statement of financial position at December 31, 2009 in accordance with FASB ASC 740-10-50.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements

Note 9. Income Taxes, page 13

9. Refer to the statutory rate reconciliation table on page 14. Explain to us how you incurred a statutory tax benefit of 34% when you had net income for the six month period ended June 30, 2011. Explain to us and disclose the reasons behind the significant swing of the reconciling item "state income taxes, net of federal benefits" from negative 5.4% for the six-month period ended June 30, 2010 to positive 98.3% for the same period ended June 30, 2011 in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief